02046933

1-14240

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/1/02

For the month of July 2002.

Scania AB

SE-151 87 Södertälje
Sweden

Indicate by check mark whether the registrant files or will file annually under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2002

By: ....

Name: Peter Härnwall

Title: Senior Vice President
Corporate Control

19 July, 2002

"In Europe, demand has proved somewhat better than we had expected, but substantial uncertainty persists. In Latin America there are few bright spots. The outcome of the presidential election in Brazil as well as economic and political developments in Argentina will be crucial to the business development in the region. All this leads to high uncertainty regarding the market development.
Scania's action programmes in the form of a stricter price policy and streamlining of the production network, together with good growth in service-related business, are targeted to achieve further improvements" says Leif Östling.

First half in brief

		First half		Change
Units	*USD m.**	**2002**	2001	in %
Trucks and buses				
– Order bookings		**24,244**	25,897	-6
– Deliveries		**21,096**	24,821	-15
Sales and earnings SEK m. unless otherwise stated				
Sales, Scania products[1]	*2,495*	**22,860**	23,285	-2
Operating income, Scania products	*187*	**1,716**	1,540	11
Capital gain in car operations	*60*	**550**	-	
Total operating income	*249*	**2,277**	1,602	
Income after financial items	*211*	**1,930**	1,226	
Net income	*159*	**1,459**	838	
Operating margin, Scania products, percent		**7.5**	6.6	
Return on equity, percent[2]		**10.6**	17.4	
Return on capital employed, excluding Customer finance operations, percent[2]		**10.9**	16.5	
Earnings per share, SEK	*0.80*	**7.30**	4.20	
Earnings per share excluding capital gain, SEK	*0.50*	**4.55**		
Cash flow excluding Customer finance operations and divestments/acquisitions of companies	*108*	**988**	1,085	
Cash flow excluding Customer finance operations and including divestments/acquisitions of companies	*238*	**2,181**	199	
Number of employees, 30 June		**27,561**	28,652	

Number of shares: 200 million

[1] Trucks, buses, engines and service-related products.
[2] Unless otherwise indicated, calculations are based on an average of five measurement points (quarters).
* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.
Unless otherwise stated, all comparisons in brackets refer to the same period of last year.
This report is also available at www.scania.com

SCANIA, FIRST HALF OF 2002 – COMMENTS BY THE PRESIDENT AND CEO

"The operating income of the Scania Group was at nearly the same level as during the first half of 2001 if the capital gain from the divestment of Svenska Volkswagen AB and Din Bil AB as well as the effects of new accounting principles are excluded. The operating margin for Scania products amounted to 7.5 percent during the first half of 2002 and 8.4 percent during the second quarter," notes Leif Östling, President and CEO of Scania.

"Operating income was mainly affected by the fact that 3,700 fewer trucks and buses were sold. Sales of service-related products – parts and workshop services – rose by 8 percent. In customer finance operations, earnings are continuing to rise.

"The demand picture in Europe is divided. The downturn in Great Britain, Italy and Spain is limited, while the decline is significantly larger in Germany, France and the BeNeLux countries. Scania's market share during the first five months of 2002 was 14.3 percent. There is considerable uncertainty about future developments. Demand for heavy trucks in western Europe has currently stabilised at an annual rate of around 190,000 units.

"The markets in central and eastern Europe are performing relatively well, with the exception of Poland. Russia in particular shows substantially higher order bookings than last year. Scania has strengthened its position in several eastern European markets and has a share of more than 15 percent in the region. In the Middle East, demand remains good despite the unrest in the region. In the Far East, South Korea is performing especially well and has again become a significant market for Scania.

"In Latin America, demand is continuing to decline. In practice, the Argentine market for commercial vehicles is non-existent. Demand in Brazil is declining, due among other things to continued uncertainty as the presidential election approaches. The Brazilian currency has weakened greatly in recent months and the real now stands at close to 3 per US dollar, 15 to 20 percent weaker than a few months ago. Scania's programme for increasing prices in Brazil to world market level remains in place, even though this has meant a significant decline in market share. Steps to reduce costs are continuing, and our break-even level has now halved compared to last year. Deliveries of components and complete vehicles to markets outside Latin America are increasing and will have a positive effect on earnings in Latin America.

"Co-ordination of bus and truck operations is proceeding as planned. Early in July, the last bus chassis was manufactured in Katrineholm, Sweden. In August, all European bus chassis production as well as development, marketing and procurement departments for trucks and buses, will be co-ordinated in Södertälje. Remaining in Katrineholm is Scania's wholly owned bus bodybuilding company Omni. During 2003, the full effect of these measures on Scania's earnings will materialise.

"The divestment of the importer operations of Svenska Volkswagen AB and the dealership chain Din Bil AB to Volkswagen AG of Germany was completed when the transactions were approved by the competition authority of the European Commission. The combined purchase price amounted to more than SEK 1.3 billion, and the capital gain was SEK 550 m. In terms of liquidity, the divestments represent a positive effect of more than SEK 1.5 billion.

"Preparations are continuing for the introduction of Scania trucks in Japan, in co-operation with the Japanese-based company Hino. Meanwhile we are taking further steps to define other potential areas of co-operation.

"In Europe, demand has proved somewhat better than we had expected, but substantial uncertainty persists. In Latin America there are few bright spots. The outcome of the presidential election in Brazil as well as economic and political developments in Argentina will be crucial to the business development in the region. All this leads to high uncertainty regarding the market development. Scania's action programmes in the form of a stricter price policy and streamlining of the production network, together with good growth in service-related business, are targeted to achieve further improvements," Mr Östling concludes.

THE MARKET

In western Europe, demand stabilised during the second quarter. Measured as registrations, the total market for heavy trucks during the first five months of the year was 89,704 (106,648) units. Scania's market share rose to 14.3 (14.1) percent. Order bookings in western Europe declined by 1 percent to 15,887 (16,007) units during the first half of 2002.

In central and eastern Europe, order bookings rose by 39 percent during the first half of 2002.

In Latin America, order bookings declined by 58 percent compared to the same period last year. In Argentina the decline was due to the political and economic crisis in the country, which essentially caused the market to disappear. In Brazil, decreased order bookings were mainly due to the mounting economic uncertainty, which had an adverse impact on the total market plus the sharp price hike Scania carried out at the beginning of the year. Scania's market share in Brazil declined to 16.9 (30.5) percent during the first half.

Order bookings for buses and coaches declined to 2,130 (2,440) units.

Scania's deliveries of industrial and marine engines fell during the first half to 1,401 (1,846) units.

Number of Scania truck registrations, Scania's 10 largest markets, January-May

	2002	2001	Change in %
Great Britain	**2,163**	2,210	-2
France	**1,828**	2,211	-17
Germany	**1,579**	1,875	-16
Spain	**1,417**	1,446	-2
Italy	**1,402**	1,562	-10
Brazil	**1,132**	2,289	-50
The Netherlands	**963**	1,241	-22
South Korea	**832**	519	60
Sweden	**740**	825	-10
Belgium	**531**	849	-37
Western Europe	**12,824**	15,079	-15

Scania's market shares, Scania's 10 largest markets, January-May, percent

	2002	2001
Great Britain	**18.6**	17.4
France	**10.1**	10.1
Germany	**8.4**	8.0
Spain	**13.5**	12.5
Italy	**14.4**	14.7
Brazil	**16.4**	29.3
The Netherlands	**17.4**	18.6
South Korea	**15.3**	16.4
Sweden	**54.8**	47.5
Belgium	**15.5**	19.1
Western Europe	**14.3**	14.1

SALES

During the first half, the Scania Group's **deliveries** of trucks totalled 19,330 (22,726) units, which was a decline of 15 percent. Bus and coach deliveries totalled 1,766 (2,095) units, a decline of 16 percent.

VEHICLES DELIVERED (units)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Q 1
Q 2
Q 3
Q 4
2000
2001
2002

The Scania Group's **sales** amounted to SEK 23,456 m. Sales of Scania products declined by 2 percent and amounted to SEK 22,860 m. (23,285). Compared to the preceding year, sales were positively influenced by currency rate effects of about SEK 500 m. including currency hedging.

Sales of **service-related products** rose by 8 percent to SEK 5,361 m. (4,954).

SALES, SCANIA PRODUCTS (SEK m.)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Q 1
Q 2
Q 3
Q 4
2000
2001
2002

EARNINGS

The Scania Group's total **operating income** during the first half amounted to SEK 2,277 m. (1,602). Capitalisation of research and development expenses positively affected operating income by SEK 288 m. during the first half. Operating income included capital gains of SEK 550 m. from the divestment of Scania's holding in the importer operations of Svenska Volkswagen and the wholly owned dealership network Din Bil. The operating margin for Scania products amounted to 7.5 (6.6) percent.

OPERATING INCOME, SCANIA PRODUCTS (SEK m.)


2,000
1,500
1,000
500
0
Q 1
Q 2
Q 3
Q 4
2000
2001
2002

Operating income for European operations[3] amounted to SEK 2,688 m. (2,732), excluding research and development expenses as well as corporate costs. Compared to last year, earnings were favourably influenced by:

- Positive net currency effects of about SEK 560 m.
- An improved product mix.
- Increased sales of service-related products.

The above could not fully offset the effects of lower volume, including lower capacity utilisation.

Operating income in Latin American operations amounted to SEK -103 m. (-83). In practice, the market in Argentina disappeared due to the economic and political crisis. In Brazil, volume fell. The price hikes carried out in Brazil, cost savings in both Brazil and Argentina, an improved currency situation in Argentina as well as increased component deliveries to European operations offset the effect of lower sales volume.

[3] European operations are the portion of Scania's operations that, in principle, supply all markets except Latin American ones with the company's products and services.

Corporate research and development expenses amounted to SEK 738 m. (1,006). Furthermore, SEK 288 m. (0) was capitalised.

Earnings in **Customer finance operations** rose to SEK 166 m. (142). The customer finance portfolio amounted to SEK 24,807 m. (23,759).

Car operations[4,5]: The divestment of Scania's 50 percent holding in the importer operations of Svenska Volkswagen AB and the wholly owned dealership network Din Bil Sverige AB to Volkswagen AG resulted in a combined purchase price of more than SEK 1.3 billion, and a capital gain of SEK 550 m.

Net financial items totalled SEK -347 m. (-376).

The Scania Group's **tax expenses** were equivalent to 24.4 (31.5) percent of income after financial items. This lower tax rate was affected by the taxation of the capital gain from the divestment of the Swedish car operations.

CASH FLOW

The divestment of Swedish car operations resulted in a positive cash flow of SEK 1,332 m. In addition, Scania's net indebtedness improved by SEK 220 m., since the buyer took over previous internal financing. The first half of 2001, cash flow was negatively affected by SEK 886 m. due to the acquisition of the Dutch sales and service company Beers.

Scania's cash flow, excluding Customer finance operations and acquisitions/divestments, amounted to SEK 988 m. (1,085), of which SEK 858 m. (514) in the second quarter. Scania's cash flow, including acquisitions / divestments amounted to SEK 2,181 m. (199) during the first six months.

Tied-up working capital decreased by SEK 62 m. Increased inventories was offset by decreased receivables and increased operating liabilities.

Net investments excluding acquisitions/divestments of businesses totalled SEK -1,227 m. (-898) during the first six months, of which capitalisation of corporate research and development expenses amounted to SEK -288 m. (0).

PARENT COMPANY

The assets of the **Parent Company** of the Scania Group, Scania AB, consist of shares in the subsidiary Scania CV AB and shares in the Latin American subsidiaries. Scania CV AB is the parent company of the Group's European operations, comprising European production and commercial companies as well as other companies outside Latin America. The income of Scania AB after financial items amounted to SEK 134 m. (-10).

[4] Car operations included half the importer operations of the Svenska Volkswagen Group in Sweden; the wholly owned Swedish car dealership network Din Bil; and car dealership networks in Finland and Switzerland.

[5] The divestment of Swedish car operations occurred effective from the beginning of 2002 and was completed during the second quarter when the EU's competition authority approved the transactions. As a result of this, the sales and earnings of the divested Swedish car operations, that were booked in the report for the first quarter of 2002, were reversed in the second quarter. Only the accumulated capital gain thus remains.

MISCELLANEOUS

Number of employees
The total number of employees at the close of the first half was 27,561, compared to 28,342 at year-end 2001. The net effect of acquisitions/divestments of companies resulted in a decrease of 927 persons.

Changes in accounting principles
Beginning with the first quarter of 2002, Scania is applying recommendation RR 15 of the Swedish Financial Accounting Standards Council, related to intangible assets. This means that a certain portion of Scania's corporate research and development expenditures is recognised as assets and amortised over its estimated useful life.

Södertälje, 19 July 2002

LEIF ÖSTLING
President and CEO

This Interim report has not been subjected to special review by the company's auditors.

Financial information from Scania

Scania's Interim Report for January-September 2002 will be published on 31 October 2002.

This report contains forward-looking statements that reflect management's current views with respect to certain future events and potential financial performance. Such forward-looking statements involve risks and uncertainties that could significantly alter potential results. These statements are based on certain assumptions, including assumptions related to general economic and financial conditions in the company's markets and the level of demand for the company's products.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company's registration contract with Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

For further information, please contact:

Magnus Hahn, Business Communications	tel. +46-8 5538 3510, mobile tel. +46-70 551 7903
Joanna Daugaard, Investor Relations	tel. +46-8 5538 3716, mobile tel. +46-70 518 3716
Torbjörn Boije, Corporate Control	tel. +46-8 5538 2228 mobile tel. +46-70 591 5016

Earnings by area of operations

Amounts in SEK m. unless otherwise stated	First half USD m.*	First half 2002	First half 2001	Change in %	2001	Jul 01-Jun 02
Number of trucks and buses delivered						
European operations		**19,108**	20,831	-8	40,626	38,903
Latin American operations		**1,988**	3,990	-50	7,705	5,703
Total Scania vehicles delivered		**21,096**	24,821	-15	48,331	44,606
Sales						
European operations	*3,324*	**21,298**	21,010	1	42,496	42,784
Latin American operations	*221*	**2,023**	2,830	-29	5,806	4,999
Less intra-Group sales	*-50*	**-461**	-555	-17	-1,089	-995
Total Scania products	*3,495*	**22,860**	23,285	-2	47,213	46,788
Car operations[6]	*65*	**596**	2,908		5,852	3,540
Scania Group total	*3,560*	**23,456**	26,193	-10	53,065	50,328
Operating income						
European operations	*293*	**2,688**	2,732	-2	5,031	4,987
Latin American operations	*-11*	**-103**	-83	24	-581	-601
Customer finance operations	*18*	**166**	142	17	278	302
Research and development expenses	*-81*	**-738**	-1,006	-27	-1,955	-1,687
Corporate costs	*-32*	**-297**	-245	21	-417	-469
Total Scania products	*187*	**1,716**	1,540	11	2,356	2,532
Car operations[7]	*62*	**561**	62		111	610
Scania Group total	*249*	**2,277**	1,602	42	2,467	3,142
Operating margin in percent						
European operations		**12.6**	13.0		11.8	11.7
Latin American operations		**-5.1**	-2.9		-10.0	-12.0
Total Scania products		**7.5**	6.6		5.0	5.4
Car operations		**-**	2.1		1.9	
Scania Group total		**7.5**[8]	6.1		4.6	6.2

[6] The wholly owned portion of the Swedish dealership network for Svenska Volkswagen products, Din Bil, as well as car dealership networks in Finland and Switzerland were included in the 2001 sales figure. Sales of Svenska Volkswagen products totalled SEK 2,315 m. during the first half of 2001.

[7] Aside from wholly owned businesses, operating income in 2001 included the half-owned importing business Svenska Volkswagen Group. "Operating income" 2002 includes capital gain of SEK 550 m.

[8] Excluding capital gains in car operations. Operating margin for the Scania Group including capital gains in car operations: 9.9%.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Sales by product category

Amounts in SEK m. unless otherwise stated	First half USD m.*	**2002**	2001	Change in %	2001	Jul 01-Jun 02
Trucks	*1,466*	**13,436**	14,744	-9	29,139	27,831
Buses	*217*	**1,989**	2,219	-10	4,701	4,471
Engines	*23*	**209**	260	-20	608	557
Service-related products	*585*	**5,361**	4,954	8	10,279	10,686
Used vehicles etc.	*264*	**2,418**	1,972	23	4,370	4,816
Revenue deferral[9]	*-60*	**-553**	-864		-1,884	-1,573
Total Scania products	*2,495*	**22,860**	23,285	-2	47,213	46,788
Car operations	*65*	**596**	2,908	-80	5,852	3,540
Total	*2,560*	**23,456**	26,193	-10	53,065	50,328

9 Refers to the difference between sales recognised as revenues and sales value based on deliveries.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Income statement (Divested operations, see note)

Amounts in SEK m. unless otherwise stated	First half			Change	Q2			Jul 01-
	*USD m.**	**2002**	2001	in %	**2002**	2001	2001	Jun 02
Sales	*2,560*	**23,456**	26,193	-10	**10,969**	13,788	53,065	50,328
Cost of goods sold	*-1,985*	**-18,187**	-20,695	-12	**-8,332**	-11,107	-42,601	-40,093
Gross income	*575*	**5,269**	5,498	-4	**2,637**	2,681	10,464	10,235
Research and development expenses[11]	*-81*	**-738**	-1,006	-27	**-346**	-521	-1,955	-1,687
Selling expenses[12]	*-277*	**-2,542**	-2,640	-4	**-1,174**	-1,384	-5,594	-5,496
Administrative expenses[13]	*-48*	**-447**	-431	4	**-218**	-231	-785	-801
Income from Customer finance operations	*18*	**166**	142	17	**85**	72	278	302
Share of income of associated companies	*2*	**19**	39	-51	**-27**	33	59	39
Capital gain in Car operations	*60*	**550**	-		**550**	-	-	550
Operating income[10]	*249*	**2,277**	1,602	42	**1,507**	650	2,467	3,142
Financial revenues and expenses	*-38*	**-347**	-376	-8	**-141**	-243	-926	-897
Income after financial items	*211*	**1,930**	1,226	57	**1,366**	407	1,541	2,245
Taxes	*-52*	**-472**	-386	22	**-292**	-140	-496	-582
Minority interests	*0*	**1**	-2	-150	**2**	-2	3	6
Net income	*159*	**1,459**	838	74	**1,076**	265	1,048	1,669
Number of shares: 200 million								
Operating margin, percent[14]		**7.5**	6.1				4.6	
Return on equity, percent[15]		**10.6**	17.4				6.5	
Return on capital employed, excluding Customer finance operations, percent[15]		**10.9**	16.5				8.4	
Return on capital employed, percent[15]		**6.9**	10.8				5.6	
Earnings per share, SEK	*0.80*	**7.30**	4.20		**5.38**	1.33	5.24	
[10] Includes depreciation of	*119*	***1,094***	*1,065*		***520***	*535*	*2,157*	*2,186*

[11] Total **research and development** expenditure amounted to SEK 1,026 m., of which SEK 288 m. was capitalized. See page 6, "Changes in accounting principles".

[12] **Selling expenses**: Defined as sales-related expenses, including goodwill amortisation, in commercial companies and costs of central commercial-related resources.

[13] **Administrative expenses**: Defined as Group-wide costs for management and for the staff units in European and Latin American operations.

[14] Operating margin for January – June 2002, as well as Q2 2002 is reported excluding the capital gain in Car operations.

[15] Unless otherwise indicated, calculations are based on an average of five measurement points (quarters).

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Earnings by quarter

Amounts in SEK m.	2002			2001				
unless otherwise stated	*USD m.**	**Q2**	Q1	Full year	Q4	Q3	Q2	Q1
Sales								
European operations	*1,219*	**11,171**	10,127	42,496	12,304	9,182	10,909	10,101
Latin American operations	*99*	**909**	1,114	5,806	1,589	1,387	1,570	1,260
Less intra-Group sales	*-29*	**-267**	-194	-1,089	-259	-275	-276	-279
Total Scania products	*1,289*	**11,813**	11,047	47,213	13,634	10,294	12,203	11,082
Car operations	*-92*	**-844**	1,440	5,852	1,531	1,413	1,585	1,323
Scania Group total	*1,197*	**10,969**	12,487	53,065	15,165	11,707	13,788	12,405
Operating income								
European operations	*157*	**1,441**	1,247	5,031	1,385	914	1,212	1,520
Latin American operations	*-5*	**-45**	-58	-581	-380	-118	-47	-36
Customer finance operations	*9*	**85**	81	278	55	81	72	70
Research and development expenses	*-38*	**-346**	-392	-1,955	-548	-401	-521	-485
Corporate costs	*-15*	**-143**	-154	-417	-80	-92	-119	-126
Total Scania products	*108*	**992**	724	2,356	432	384	597	943
Car operations	*56*	**515**	46	111	31	18	53	9
Scania Group total	*164*	**1,507**	770	2,467	463	402	650	952
Financial items	*15*	**-141**	-206	-926	-446	-104	-243	-133
Income after financial items	*149*	**1,366**	564	1,541	17	298	407	819
Net income	*117*	**1,076**	383	1,048	11	199	265	573
Earnings per share, SEK	*0.59*	**5.38**	1.92	5.24	0.05	0.99	1.33	2.87
Operating margin, percent								
European operations		**12.9**	12.3	11.8	11.3	10.0	11.1	15.0
Latin American operations		**-5.0**	-5.2	-10.0	-23.9	-8.5	-3.0	-2.9
Scania products		**8.4**	6.6	5.0	3.2	3.7	4.9	8.5
Car operations		**-**	3.2	1.9	2.0	1.3	3.3	0.7
Scania Group total		**-**	6.2	4.6	3.1	3.4	4.7	7.7

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Units by quarter

	2002		2001				
	Q2	Q1	Full year	Q4	Q3	Q2	Q1
Order bookings, trucks							
Western Europe	**7,633**	8,254	30,158	8,046	6,105	8,125	7,882
Central and eastern Europe	**1,077**	836	2,825	713	731	770	611
Latin America	**721**	698	6,222	1,420	1,400	1,657	1,745
Asia	**947**	1,090	3,324	975	478	960	911
Other markets	**376**	482	1,388	367	225	391	405
Total	**10,754**	11,360	43,917	11,521	8,939	11,903	11,554
Trucks delivered							
Western Europe	**7,314**	6,980	30,416	7,872	6,353	8,205	7,986
Central and eastern Europe	**704**	477	2,579	964	526	652	437
Latin America	**759**	786	6,181	1,507	1,354	1,811	1,509
Asia	**1,082**	638	2,994	972	607	771	644
Other markets	**339**	251	1,489	452	326	394	317
Total	**10,198**	9,132	43,659	11,767	9,166	11,833	10,893
Order bookings, buses							
Europe	**354**	675	1,613	501	320	394	398
Latin America	**216**	359	1,522	143	356	645	378
Other markets	**185**	341	1,667	670	372	386	239
Total	**755**	1,375	4,802	1,314	1,048	1,425	1,015
Buses delivered							
Europe	**456**	402	1,828	563	356	535	374
Latin America	**151**	294	1,595	378	508	424	285
Other markets	**251**	212	1,249	458	314	302	175
Total	**858**	908	4,672	1,399	1,178	1,261	834

Sales of industrial and marine engines totalled 1,401 (1,846) units during the first half of 2002.

Balance sheet

With Customer finance operations reported according to the equity accounting method

Amounts in SEK m. unless otherwise stated	2002			2001			
	*USD m.**	**30 Jun**	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
ASSETS							
Intangible fixed assets	*185*	**1,697**	1,549	1,364	1,267	1,083	1,199
Tangible fixed assets[16]	*2,590*	**23,730**	24,689	25,695	26,265	25,803	25,043
Shares and participations	*325*	**2,977**	3,415	3,287	3,030	2,795	2,716
Inventories	*834*	**7,641**	8,352	7,880	8,660	8,844	9,225
Other receivables	*1,049*	**9,604**	10,729	11,016	11,865	12,298	11,612
Interest-bearing receivables	*182*	**1,671**	1,712	1,773	1,671	1,736	1,721
Liquid investments	*340*	**3,118**	3,743	3,931	2,828	3,222	2,882
Total assets	*5,505*	**50,438**	54,189	54,946	55,586	55,781	54,398
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity	*1,707*	**15,644**	15,776	15,995	16,116	15,792	16,450
Provisions for pensions	*209*	**1,911**	2,174	2,087	2,010	1,937	1,921
Other provisions	*362*	**3,322**	3,488	3,670	3,329	3,364	3,182
Other liabilities[16]	*2,280*	**20,888**	21,354	21,473	23,128	22,152	21,725
Borrowings	*947*	**8,673**	11,397	11,721	11,003	12,536	11,120
Total shareholders' equity and liabilities	*5,505*	**50,438**	54,189	54,946	55,586	55,781	54,398
Net indebtedness, excluding provisions for pensions	*606*	**5,555**	7,654	7,790	8,175	9,314	8,238
Debt/equity ratio		**0.36**	0.49	0.49	0.51	0.59	0.50
Equity per share, SEK	*8.54*	**78.22**	78.88	79.98	80.58	78.96	82.25

16 Including SEK 9,129 m. for the value of deliveries with guaranteed residual values or with repurchase obligations that have not yet been recognised as revenues, and for which corresponding payments received have been reported among "Other liabilities".

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Balance sheet

Customer finance operations

Amounts in SEK m. unless otherwise stated	2002 USD m.*	2002 30 Jun	2002 31 Mar	2001 31 Dec	2001 30 Sep	2001 30 Jun	2001 31 Mar
ASSETS							
Lease assets	*995*	**9,114**	8,948	9,894	10,146	9,865	9,644
Financial receivables	*1,713*	**15,693**	15,499	15,197	14,798	13,894	13,117
Other assets	*81*	**746**	675	987	670	739	516
Liquid investments	*15*	**140**	163	176	272	128	426
Total assets	*2,804*	**25,692**	25,285	26,254	25,886	24,626	23,703
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity	*310*	**2,837**	2,635	2,492	2,260	2,064	1,967
Borrowings	*2,272*	**20,815**	20,643	21,691	21,596	20,487	20,078
Other liabilities and provisions	*222*	**2,040**	2,007	2,071	2,030	2,075	1,658
Total shareholders' equity and liabilities	*2,804*	**25,692**	25,285	26,254	25,886	24,626	23,703

Balance sheet

Including Customer finance operations

Amounts in SEK m. unless otherwise stated	2002 USD m.*	2002 30 Jun	2002 31 Mar	2001 31 Dec	2001 30 Sep	2001 30 Jun	2001 31 Mar
ASSETS							
Intangible fixed assets	*186*	**1,700**	1,549	1,364	1,267	1,083	1,199
Tangible fixed assets	*2,593*	**23,758**	24,716	25,714	26,290	25,828	25,058
Shares and participations	*15*	**140**	780	795	770	732	750
Inventories	*841*	**7,709**	8,431	7,946	8,719	8,902	9,319
Other receivables	*1,079*	**9,886**	11,031	11,544	12,008	12,272	11,685
Interest-bearing receivables	*1,896*	**17,368**	16,812	16,969	16,470	15,630	14,816
Liquid investments	*355*	**3,257**	3,906	4,107	3,100	3,350	3,307
Total assets	*6,965*	**63,818**	67,225	68,439	68,624	67,797	66,134
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity	*1,707*	**15,644**	15,776	15,995	16,116	15,792	16,450
Provisions for pensions	*209*	**1,916**	2,179	2,092	2,014	1,941	1,922
Other provisions	*458*	**4,192**	4,366	4,575	4,137	4,124	3,892
Other liabilities	*1,373*	**12,578**	12,863	12,365	13,758	12,917	12,672
Borrowings	*3,218*	**29,488**	32,041	33,412	32,599	33,023	31,198
Total shareholders' equity and liabilities	*6,965*	**63,818**	67,225	68,439	68,624	67,797	66,134
Equity/assets ratio, %		**24.5**	23.5	23.4	23.5	23.3	24.9

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Statement of changes in shareholders' equity

Amounts in SEK m. unless otherwise stated	*USD m.**	**2002**	2001
Shareholders' equity, 1 January	*1,745*	**15,995**	15,698
Translation differences	*-121*	**-1,110**	656
Net income for the period	*159*	**1,459**	838
Dividends to shareholders	*-76*	**-700**	-1,400
Shareholders' equity, 30 June	*1,707*	**15,644**	15,792

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Statement of cash flow

Amounts in SEK m.	First half			2002		2001
unless otherwise stated	*USD m.**	**2002**	2001	**Q2**	Q1	Q2
Cash from operating activities	*235*	**2,153**	1,851	**1,193**	960	622
Change in working capital etc.	*7*	**62**	132	**403**	-341	371
Cash flow from operating activities	*242*	**2,215**	1,983	**1,596**	619	993
Net investments excluding acquisitions/ divestments of companies	*-134*	**-1,227**	-898	**-738**	-489	-479
Cash flow before acquisitions/divestments of companies	*108*	**988**	1,085	**858**	130	514
Net investment through acquisitions/divestments of companies	*130*	**1,193**	-886	**1,322**	-129	-27
Cash flow excluding Customer finance operations	*238*	**2,181**	199	**2,180**	1	487
Expansion in Customer finance operations	*-47*	**-427**	-1,245	**-574**	147	-503
Change in net indebtedness including Customer finance operations	*191*	**1,754**	-1,046	**1,606**	148	-16
Change in indebtedness through financing activities	*-185*	**-1,696**	1,998	**-1,415**	-281	1,387
Dividend to shareholders	*-76*	**-700**	-1,400	**-700**	0	-1,400
Net change in liquid assets and short-term investments	*-70*	**-642**	-448	**-509**	-133	-29
Effect of exchange rate fluctuations on liquid assets and short-term investments	*-23*	**-208**	217	**-140**	-68	72
Liquid assets and short-term investments at beginning of period	*448*	**4,107**	3,581	**3,906**	4,107	3,307
Liquid assets and short-term investments at end of period	*355*	**3,257**	3,350	**3,257**	3,906	3,350

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 9.1625 = USD 1.00.

Number of employees

	2002		2001			
	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
Production companies etc.	**13,887**	13,715	13,321	13,587	13,698	13,963
Commercial companies	**9,468**	10,655	10,583	10,499	10,478	10,428
European operations	**23,355**	24,370	23,904	24,086	24,176	24,391
Latin American operations	**3,937**	4,014	4,199	4,269	4,246	4,160
Customer finance operations	**269**	235	239	235	230	219
Total number of employees	**27,561**	28,619	28,342	28,590	28,652	28,770

Note, divested operations

Income statement

Amounts in SEK m.	Divested operations (Cars)					Remaining operations				
	First half		Q2		Full year	First half		Q2		Full year
Unless otherwise stated	**2002**	2001	**2002**	2001	2001	**2002**	2001	**2002**	2001	2001
Sales	**-**	2,315	**-1,146**	1,287	4,755	**23,456**	23,878	**10,969**	12,501	48,310
Cost of goods sold	**-**	-2,089	**1,052**	-1,167	-4,326	**-18,187**	-18,606	**-8,332**	-9,940	38,275
Gross income	**-**	226	**-94**	120	429	**5,269**	5,272	**2,637**	2,561	10,035
Research and development expenses	**-**	-	**-**	-	-	**-738**	-1,006	**-346**	-521	-1,955
Selling expenses	**-**	-188	**83**	-97	-355	**-2,542**	-2,452	**-1,174**	-1,287	-5,239
Administrative expenses	**-**	-	**-**	-	-	**-447**	-431	**-218**	-231	-785
Income from customer finance operations	**-**	-	**-**	-	-	**166**	142	**85**	72	278
Share of income of associated companies	**-**	20	**-30**	12	30	**19**	19	**-27**	21	29
Capital gain in car operations	**550**	-	**550**	-	-	**-**	-	**-**	-	-
Operating income	**550**	58	**509**	35	104	**1,727**	1,544	**957**	615	2,363
Financial revenues and expenses	**-**	-9	**5**	-4	-17	**-347**	-367	**-141**	-239	-909
Income before financial items	**550**	49	**514**	31	87	**1,380**	1,177	**816**	376	1,454
Taxes	**-**	-14	**10**	-13	-22	**-472**	-372	**-292**	-127	-474
Minority interest	**-**	-	**-**	-	-	**1**	-2	**2**	-2	3
Net income	**550**	35	**524**	18	65	**909**	803	**526**	247	983
Operating margin, percent		2.5		2.7	2.2	**7.4**	6.5	**8.7**	4.9	4.9

The divestment of Swedish car operations, including the half-owned Svenska Volkswagen AB and the wholly owned dealership group Din Bil Sverige AB, that was agreed upon during the first quarter was completed during June in conjunction with approval by competition authorities and payment from the buyer. On January 1, the reported value of the assets in the divested operations in the Scania accounts was SEK 1,575 m. and liabilities and provisions amounted to SEK 818 m. During 2001 the cash flow from the discontinued operations was SEK –20 m., net investments were SEK –75 m. and the change in indebtedness due to financing activities was SEK 85 m. The capital gain from the divestment was SEK 550 m.